Zillow Group, Inc.
1301 Second Avenue, Floor 31
Seattle, WA 98101

September 17, 2019
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
100 F Street, N.E.
Washington, D.C. 20549
Attn: Brittany Ebbertt, Senior Staff Accountant

Re:	Zillow Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 21, 2019
Form 8-K furnished August 7, 2019
File No. 001-36853

Dear Ms. Ebbertt:
This letter responds to the letter dated September 11, 2019, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “Form 10-K”) and the Current Report on Form 8-K furnished on August 7, 2019 (the “Form 8-K”) for Zillow Group, Inc. (“Zillow Group” or the “Company”).
The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the comment letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italicized print below.
Form 8-K Furnished August 7, 2019
Exhibit 99.2
Non-GAAP Revenue on Homes Sold After Interest Expense

1.	Please consider revising the name of your non-GAAP measure, Return on Homes Sold After Interest, to indicate that the measure represents the average return per home sold during the period.

Response: The Company respectfully acknowledges the Staff’s comment regarding revising the name of the Company’s non-GAAP measure, Return on Homes Sold After Interest, to indicate that the measure represents the average return per home sold during the period. The Company agrees that the per home presentation of the non-GAAP measure is calculated as an average for the period. In future filings, the Company will revise the name of its disclosure to clarify that the per home presentation of the non-GAAP measure is Average Return on Homes Sold After Interest Expense.

2.
Please tell us why you believe Loss Before Income Taxes is the most directly comparable GAAP measure to Return on Homes Sold After Interest given the nature of the adjustments presented in the non-GAAP reconciliation. Also, tell us if you consider this measure to be more akin to a measure of gross profit or net profit or loss before taxes, regardless of the fact that you do not present such measures on the face of your consolidated statement of operations.

September 17, 2019

Response: Given the nature of the adjustments presented in the non-GAAP reconciliation, the Company informs the Staff that the Company believes the most directly comparable GAAP measure to return on homes sold after interest expense is Homes segment gross profit. In future filings, the Company will revise its disclosures to present the calculation of Homes segment gross profit both in total and on an average per home basis and will provide a reconciliation of return on homes sold after interest expense to Homes segment gross profit both in total and on an average per home basis. Additionally, in future filings, the Company will include the calculation of Homes segment gross profit within the Notes to Consolidated Financial Statements (within the Segment Information and Revenue footnote) in the Company’s annual reports on Form 10-K and quarterly reports on Form 10-Q and within the Segment Results of Operations section of the supplement entitled “Reported Consolidated Results” to the Company’s earnings press releases furnished on Form 8-K.

To illustrate the proposed presentation of the revised disclosure, the Company prepared the below example using financial information for the six months ended June 30, 2019.

For inclusion in the Notes to Consolidated Financial Statements (in the Company’s annual reports on Form 10-K and quarterly reports on Form 10-Q) and within the Segment Results of Operations section of the supplement entitled “Reported Consolidated Results” to the Company’s earnings press releases furnished on Form 8-K:

The following table presents the calculation of Homes segment gross profit for the periods presented (in thousands, unaudited):

	Six Months Ended June 30, 2019
	2019	2018
Revenue	$377,396	$—
Cost of revenue	363,151	86
Gross profit	$14,245	$(86)

For inclusion in the Non-GAAP Average Return on Homes Sold After Interest Expense section of the supplement to the Company’s earnings press releases furnished on Form 8-K:

On a GAAP basis, Homes segment average gross profit per home was $11,871 for the six months ended June 30, 2019.

The following table presents the total return on homes sold after interest expense and the Average Return on Homes Sold After Interest Expense per home for the period presented (in thousands, except average per home amounts, unaudited):

	Six Months Ended June 30, 2019
	Total	Average Per Home
Homes sold	1,200
Homes revenue	$377,396	$314,497
Operating costs:
Home acquisition costs (1)	341,664	284,720
Renovation costs (1)	14,165	11,804
Holding costs (1)(2)	3,807	3,173
Selling costs	16,218	13,515
Total operating costs	375,854	313,212
Interest expense (1)(2)	5,187	4,323
Return on homes sold after interest expense	$(3,645)	$(3,038)
(1) Amount excludes expenses incurred during the period that are not related to homes sold during the period.
(2) Holding costs and interest expense include $0.9 million and $0.9 million, respectively, of costs incurred in prior periods associated with homes sold during the current period.

September 17, 2019

The calculation of Average Return on Homes Sold After Interest Expense includes only those expenses directly attributed to the homes sold during the period. To arrive at return on homes sold after interest expense, the Company deducts from Homes segment gross profit (1) holding costs incurred in the current period and prior periods for homes sold during the period that are included in sales and marketing expense, (2) selling costs incurred in the current period for homes sold during the period that are included in sales and marketing expense and (3) interest expense incurred in the current and prior periods for homes sold during the period. The Company adds to Homes segment gross profit (1) inventory valuation adjustments recorded during the period associated with homes that remain in inventory at period end, net of inventory valuation adjustments recorded in prior periods related to homes sold in the current period, and indirect expenses included in cost of revenue and (2) share-based compensation expense and depreciation and amortization expense included in cost of revenue. The following table presents the calculation of Homes segment average gross profit per home and Average Return on Homes Sold After Interest Expense per home and a reconciliation of return on homes sold after interest expense to Homes segment gross profit (in thousands, except average per home amounts, unaudited):

Calculation of Average Gross Profit per Home	Six Months Ended June 30, 2019
Homes segment gross profit	$14,245
Homes sold	1,200
Average gross profit per home	$11,871
Reconciliation of Non-GAAP Measure to Nearest GAAP Measure
Homes segment gross profit	$14,245
Holding costs included in sales and marketing (1)	(3,807)
Selling costs included in sales and marketing (2)	(16,218)
Interest expense (3)	(5,187)
Inventory valuation adjustments and indirect expenses included in cost of revenue (4)	7,021
Share-based compensation expense and depreciation and amortization expense included in cost of revenue	301
Return on homes sold after interest expense	$(3,645)
Homes sold	1,200
Average return on homes sold after interest expense per home	$(3,038)
(1) Amount represents holding costs incurred related to homes sold in the current period that were not eligible for inventory capitalization and were therefore expensed as period costs in the current period and prior periods. These costs include homeowners association dues, property taxes, insurance, utilities, and cleaning and maintenance costs.
(2) Amount represents selling costs incurred related to homes sold in the current period that were not eligible for inventory capitalization and were therefore expensed as period costs in the current period. These costs primarily include agent commissions paid upon the sale of a home.
(3) Amount represents interest expense incurred related to homes sold in the current period that was not eligible for inventory capitalization and was therefore expensed as a period cost in the current period and prior periods.
(4) Amount includes inventory valuation adjustments recorded during the period associated with homes that remain in inventory at period end, net of inventory valuation adjustments recorded in prior periods related to homes sold in the current period, as well as corporate costs allocated to the Homes segment such as headcount expenses and hosting-related costs related to the operation of our website.

3.
In your response letter dated September 9, 2019, you state that the adjustment for indirect expenses included in Cost of Revenue includes hosting-related costs allocated to the Homes segment for the operation of your website. As these costs are classified as costs of revenue and appear to directly relate to reselling homes, please explain further why they are not contemplated in the Return on Homes Sold measure. We note from your response letter dated August 7, 2019 that the measure is “intended to convey the unit level economics of homes sold during the period by presenting the revenue and associated expenses directly attributed to an individual home sold, both in total and on a per home basis.”

Response: The Company respectfully acknowledges the Staff’s comment regarding the classification of hosting-related costs allocated to the Homes segment that are included in Cost of revenue. The hosting-related costs are included in Cost of revenue for the Homes segment so that their presentation is consistent with the classification within Cost of revenue for the Company’s Internet, Media & Technology (“IMT”) segment, which primarily includes the financial results for the Company’s advertising marketplaces. The Company emphasizes to the Staff that the amount of hosting-related costs included in Cost of revenue for the Homes segment is not significant to the Company’s financial

September 17, 2019

statements and represents less than 1% of the total Cost of revenue for the Homes segment for the six months ended June 30, 2019.

Hosting-related costs in the Homes segment are not included in the Return on Homes Sold measure because these costs support the operation of the Company’s website and are not directly attributed to an individual home sold. The Company notes that the amount of hosting-related costs for the Homes segment is not impacted by variability in the number of holds sold. Therefore, inclusion of hosting-related costs in the non-GAAP measure would not provide investors with meaningful information regarding the economics of homes sold during the period.

4.
We note that you generate revenue in the Homes segment by purchasing and reselling homes on the open market. During the holding period after renovation, you incur certain costs such as homeowners association dues, property taxes, and utilities, and you classify these as sales and marketing costs. However, these costs appear to relate directly to the generation of revenue. As such, please tell us in more detail how you determined to classify these costs as sales and marketing costs and whether you consider classifying them as costs of revenue and/or capitalizing them as inventory costs. We refer you to Rule 5-03(b)(2) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment regarding the classification of certain costs incurred after the renovation period, including homeowners association dues, property taxes, and utilities (“holding costs”), which the Company classifies within sales and marketing expenses.

In determining the appropriate classification in the Company’s statements of operations of these holding costs, the Company first considered the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Master Glossary and observed that it does not define cost of goods sold, cost of sales, cost of revenue or selling, general, and administrative expenses. The lack of prescriptive guidance related to cost of goods sold, cost of sales, and cost of revenue is partially further evidenced by the existence of the current FASB research project for “Inventory and Cost of Sales” that is intended to, among other things, improve the accounting for inventory and cost of sales for areas in which there is a lack of guidance.

The Company evaluated the guidance in Rule 5-03(a) of Regulation S-X which states:

The purpose of this rule is to indicate the various line items which, if applicable, and except as otherwise permitted by the Commission, should appear on the face of the statements of comprehensive income filed for the persons to whom this article pertains (see § 210.4-01(a)).

The Company also evaluated the guidance in Rule 5-03(b) Regulation S-X which states:

If income is derived from more than one of the subcaptions described under § 210.5-03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class. If these items are combined, related costs and expenses as described under § 210.5-03.2 shall be combined in the same manner.

Rule 5-03(b) of Regulation S-X goes on to say in part:

2. Costs and expenses applicable to sales and revenues.

State separately the amount of (a) cost of tangible goods sold, (b) operating expenses of public utilities or others, (c) expenses applicable to rental income, (d) cost of services, and (e) expenses applicable to other revenues. Merchandising organizations, both wholesale and retail, may include occupancy and buying costs under caption 2(a). Amounts of costs and expenses incurred from transactions with related parties shall be disclosed as required under § 210.4-08(k).

3. Other operating costs and expenses. State separately any material amounts not included under caption 2 above.

4. Selling, general and administrative expenses.

The Company notes that Rule 5-03 of Regulation S-X is not prescriptive with respect to the composition of what costs should be included within a specific financial statement line item in statements of comprehensive income. Rather, Rule 5-03 of Regulation S-X only requires that “Costs and expenses applicable to sales and revenues” be presented separately from “Other operating costs and expenses” and “Selling, general and administrative expenses”.

September 17, 2019

The Company further evaluated the classification of its holding costs in light of remarks made in a speech on December 4, 2000, by SEC Professional Accounting Fellow, Scott Taub, who noted the following with respect to income statement presentation of certain costs:

...the staff often asks registrants what costs are included in cost of sales. This question arises due to diversity in practice regarding whether or not certain costs, such as occupancy costs for retail stores, are classified as cost of sales. While we have not objected to this diversity, the staff is concerned with ensuring that disclosures are sufficient to allow investors to understand which costs are in which captions.

In addition, the staff does believe that cost of sales should include, at a minimum, all inventory costs.

Notably, Mr. Taub’s remarks only address the presentation of costs that would be treated as inventory costs. The Company evaluated the nature of the holding costs incurred after the renovation period and concluded that these costs are not inventory costs, as the Company views its inventory, the home, to be a finished good upon the renovation period ending, and therefore, the Company does not believe the holding costs are required to be included in cost of revenue. After the renovation period is complete, the home is actively marketed for sale, as the Company always intends to sell homes and lists them for sale once the renovation period is complete. Therefore, the Company views these holding costs incurred after the renovation period as related to the Company’s efforts to market and sell a home. Because these costs are related to the selling process, the Company has concluded that the costs are appropriately classified consistently with other selling expenses within Sales and marketing in the Company’s statements of operations.

The Company emphasizes to the Staff that its current disclosures are sufficient to allow investors to understand which costs are included in which financial statement captions, as the Company discloses that holding costs are included in Sales and marketing in its annual reports on Form 10-K and its quarterly reports on Form 10-Q. In addition, in the Form 10-K, the Company included the amount of holding costs included in Sales and marketing with the following disclosure:

Sales and marketing expenses were $18.6 million for the year ended December 31, 2018. Sales and marketing expenses were primarily attributable to $10.9 million in headcount-related expenses, including share-based compensation expense, $2.3 million of selling expenses directly attributable to the resale of homes, $1.9 million of holding costs, $1.3 million of marketing and advertising expenses, $1.0 million in tradeshows and conferences expense and related travel costs and $1.2 million in miscellaneous expenses.

In future filings, the Company will include a comparable disclosure stating the amount of holding costs incurred included within sales and marketing expense.

Lastly, the Company evaluated the classification of similar types of holding or carrying costs in the adjacent homebuilder industry, noting there is diversity in practice in the classification of these costs.

We greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact the undersigned at (206) 470-7123.
Sincerely,
/s/ Jennifer Rock
Jennifer Rock
Chief Accounting Officer

cc:	Andrew B. Moore Allison C. Handy Perkins Coie LLP